CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 2 to Registration Statement No. 333-194044 of the Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company of New York on Form N-4 of our report dated April 6, 2015 on the financial statements and financial highlights of each of the investment divisions of the Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company of New York appearing in the Statement of Additional Information, which is part of the Registration Statement.
We also consent to the reference to us under the heading “Condensed Financial Information” in the Prospectus, which is also part of such Registration Statement, and the references to us as experts under the heading “Independent Registered Public Accounting Firm and Independent Auditors” in such Prospectus and in the Statement of Additional Information.

/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
April 17, 2015